UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Gu Guoping Shanghai Phicomm Communication Co. Ltd. 3666 Sixian Road Songjiang District Shanghai, People’s Republic of China 011-86-21- 31183118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100

1.	Names of Reporting Persons.
GU GUOPING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

IN

2

CUSIP No. 918076100

1.	Names of Reporting Persons.
Shanghai Phicomm Communication Co., Ltd.,
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO

3

CUSIP No. 918076100

1.	Names of Reporting Persons.
Phicomm Technology (Hong Kong) Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO

4

CUSIP No. 918076100

1.	Names of Reporting Persons.
The Smart Soho International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO

5

CUSIP No. 918076100

1.	Names of Reporting Persons.
Chongqing Liangjian New District Strategic Emerging Industries Equity Investment Fund Partnership (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Peoples Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

PN

6

The Statement on Schedule 13D filed December 14, 2015 (the “Statement”) filed by Mr. Gu Guoping, Shanghai Phicomm Communication Co., Ltd. (“Phicomm”), Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”), The Smart Soho International Limited (“Smart Soho” and, together with Gu Guoping, Phicomm and Phicomm HK, the “Phicomm Group”) and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (the “Fund” and, together with the Phicomm Group, the “Filing Persons”) relating to the Ordinary Shares, par value US$0.00375 per share (the “Ordinary Shares”) of UTStarcom Holdings Corp., a Cayman Islands corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 1. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by the addition of the following information:

On December 16, 2015, Acquirer, Phicomm HK and the Sellers entered into a second amendment to the Purchase Agreement which provides that the closing of the purchase and sale of the remaining 6,739,932 Ordinary Shares to be purchased by Acquirer will take place on January 8, 2016. In the event the closing does not occur on that date and the Purchase Agreement is terminated, a termination fee or a reverse termination fee may be payable, as provided in the Purchase Agreement.

The foregoing descriptions of certain terms of the second amendment to the Purchase Agreement in this Item 6 is not complete and is qualified in its entirety by reference to the full text of such agreement, which is an exhibit to this Schedule 13D and is hereby incorporated by reference into this Item 6. See Item 7.

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 1):

Exhibit No.	Document

99.6	Second Amendment dated December 16, 2015 to Purchase and Sale Agreement dated as of November 4, 2015 between The Smart Soho International Limited, Phicomm Technology (Hong Kong) Co., Limited Himanshu Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Hong Liang Lu, Lu Charitable Remainder Trust, The Lu Family Limited Partnership and Lu Family Trust (filed herewith).
7

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2015

SHANGHAI PHICOMM COMMUNICATION CO., LTD.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Chairman

PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

THE SMART SOHO INTERNATIONAL LIMITED

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

GU GUOPING, individually

/s/		Gu Guoping
Name:		Gu Guoping

CHONGQING LIANGJIAN NEW AREA Strategic Emerging Industries Equity Investment Fund Partnership (Limited LIABILITY Partnership)

By:	/s/	Zhang Jun
Name:		Zhang Jun
Title:		Executive Partner Representative